Exhibit 3.1

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KNIGHTSCOPE, INC.

Knightscope, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:	That the Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Amended and Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by amending and restating the second sentence of Article IV of the Amended and Restated Certificate of Incorporation in its entirety to read as follows:

“The total number of shares of stock that the corporation shall have authority to issue is 301,405,324 shares, consisting of 228,000,000 shares of Class A Common Stock, $0.001 par value per share, 30,000,000 shares of Class B Common Stock, $0.001 par value per share, and 43,405,324 shares of Preferred Stock, $0.001 par value per share.”

SECOND:	That, at a special meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

THIRD:	That, the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 5th day of April, 2024.

KNIGHTSCOPE, INC.

By:	/s/ William Santana Li
William Santana Li
Chairman, Chief Executive Officer and President